Integral Acquisition Corporation 1

667 Madison Avenue

New York, New York 10065

Telephone: (212) 209-6132

October 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Jane Park

Re:	Integral Acquisition Corporation 1

Registration Statement on Form S-1

Filed June 14, 2021, as amended

Registration File No. 333-257058

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Integral Acquisition Corporation 1 hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 PM, Eastern Time, on Tuesday, November 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Enrique Klix
Enrique Klix
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

David Polk & Wardwell LLP